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                             January 29, 2021

       Csaba Sverha
       Chief Financial Officer
       Fabrinet
       190 Elgin Avenue
       George Town, Grand Cayman
       Cayman Islands KYI-9005

                                                        Re: Fabrinet
                                                            Form 10-K for the
Fiscal Year Ended June 26, 2020
                                                            Filed August 18,
2020
                                                            File No. 001-34775

       Dear Mr. Sverha :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 26, 2020

       Note 2. Summary of significant accounting policies
       Revenue recognition, page 76

   1. You disclose that revenues for contracts containing rebates and other similar allowances are recognized only if
these estimates can be reasonably and reliably determined. Please tell us how this policy
complies with ASC 606-10-32-5 through 606-10-32-7, and revise future filings to
reflect your compliance with that guidance.
 Csaba Sverha
Fabrinet
January 29, 2021
Page 2
Note 22. Business segments and geographic information, page 109

2. Refer to ASC 280-10-50-41 and please revise the note in future filings to address the following:

                Briefly identify the countries included in each of your North America, Asia-Pacific and Europe geographic regions.
                Disclose separately the revenues from external customers attributed to your customers in your country of domicile and to any other individual country where such revenues are material.
                Disclose separately long-lived assets in your country of domicile and, where material, in any individual foreign country.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Martin James,
Senior Advisor, at 202-551-3671 with any questions.



FirstName LastNameCsaba Sverha                                Sincerely,
Comapany NameFabrinet
                                                              Division of
Corporation Finance
January 29, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName